SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
May 10, 2011

BP RECEIVES APPROVAL TO COMPLETE PURCHASE OF EXPLORATION AND PRODUCTION BLOCKS IN BRAZIL

BP today announced it has received final approval to complete the purchase of ten exploration and production blocks in Brazil from Devon Energy.

The regulatory approvals from the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) were the last required to conclude the agreement announced in March last year. It is expected formal completion of the acquisition will take place shortly.

The blocks acquired will give BP a diverse and broad deepwater exploration acreage position offshore Brazil with interests in eight licence blocks in the Campos and Camamu-Almada basins in water depths ranging from 330 to 9,100 feet (100-2,780 metres), as well as two onshore licences in the Parnaiba basin. The Campos basin blocks include four discoveries - Xerelete, pre-salt Wahoo, Itaipu and Fragata - and the Polvo field, which is currently producing around 25,000 barrels of oil per day.

"We are pleased to receive the approvals. The completion of this acquisition delivers a material position in some of Brazil's most important hydrocarbon basins and reinforces the group's strategy of securing strong exploration positions in such basins and working with strong national champions," said BP group chief executive Bob Dudley. "We believe these blocks add distinctive value to our asset base, and offer significant long-term growth potential."

"It is exciting to participate in the development of the oil industry in such an important country as Brazil and the Devon acquisition provides us with an excellent growth platform," said Guillermo Quintero, BP Brazil Regional President.

Last month BP completed the acquisition of the majority control of Brazilian producer of ethanol and sugar Companhia Nacional de Açúcar e Álcool (CNAA). BP paid approximately $ 680 million to acquire 83 per cent of the shares and refinance 100 per cent of the company's long-term debt. BP will now be responsible for operating two ethanol plants located in Ituiutaba (Minas Gerais) and Itumbiara (Goias), with current capacity of processing 5 million tons of sugar cane per year.

Notes to editors:

• The blocks are part of the transaction between BP and Devon Energy announced in March 2010. Most of Devon's employees in Brazil are expected to join BP.
• The transaction is a corporate share sale whereby BP will obtain ownership of Devon Energy do Brasil Ltda., the Devon entity that owns interests in the blocks.
• The acquisition gives BP interests in one currently-producing field (Polvo) and four existing discoveries (Xerelete, Itaipu, Wahoo and Fragata)

•            BP becomes operator of the Polvo field, and of blocks BM-C-32 (containing the Itaipu discovery) and BM-C-34 (consisting of C-M-471 and C-M-473, and containing the Fragata discovery) in the Campos Basin; Block BM-
         CAL-13 in the Camamu-Almada Basin; and onshore Block BT-PN-2 in the Parnaiba Basin

•            BP also gains non-operating interests in blocks BM-C-30 (containing the Wahoo discovery), BM-C-35 and the Xerelete discovery (formerly the BC-2 block), all in the Campos Basin; as well as onshore Block BT-PN-3 in
         Parnaiba Basin.

Details of blocks:

Exploration	Concession	Basin	Operator	Concession holder(s)	Award Year
	BM-C-30 (Wahoo)	Campos Basin	Anadarko	Anadarko 30% BP 25% IBV Brasil 25% SK 20%	Round 6 (2004)
	BM-C-32 (Itaipu)	Campos Basin	BP	BP 40% Anadarko 33.33% SK 26.67%	Round 6 (2004)
	BM-C-34 (Fragata, C-M-471, C-M-473)	Campos Basin	BP	BP 30% Petrobras 50% Maersk 20%	Round 7 (2005)
	BM-C-35	Campos Basin	Petrobras	Petrobras 65% BP 35%	Round 7 (2005)
	BM-CAL-13	Camamu-Almada Basin	BP	BP 100%	Round 7 (2005)
	BT-PN-2	Parnaíba Basin	BP	BP 40% Petrobras 40% Vale 20%	Round 9 (2007)
	BT-PN-3	Parnaíba Basin	Petrobras	BP 40% Petrobras 40% Vale 20%	Round 9 (2007)
Development / Production	Polvo (former BM-C-8)	Campos Basin	BP	BP 60% SK 40%	Round 2 (2000)
	Xerelete (Former BC-2)	Campos Basin	Petrobras	Petrobras 41.175% BP 17.65% Total 41.175%	Zero (1998)

BP in Brazil:

•           BP's return to exploration and production operations in Brazil adds to the investments already being made by other BP Group companies in the country; in biofuels, lubricants and aviation fuels, highlighting the strategic importance of Brazil for BP.

• BP companies are now present in nine Brazilian states and the Federal District.
• Castrol, BP's lubricants business, established its lubricants plant in Rio de Janeiro in 1957, from where it manufactures a wide variety of lubricants for engines and industrial equipment.
• Air BP, the BP Group aviation fuel unit, began its operations in Brazil in 2002. It currently supplies aviation fuel at 13 airports in five Brazilian states and the Federal District.

•            BP Biofuels has operated in Brazil since 2008, through its 50 per cent subsidiary Tropical Bioenergia, being the first oil company to produce ethanol in Brazil. BP announced in March 2011 an agreement to acquire a controlling stake in CNAA (Companhia Nacional de Açúcar e Álcool), further expanding its presence in Brazil

•            Prior to the Devon acquisition, BP carried out exploration activities in Brazil during the risk contract phase in the 1970s and 1980s, as well as under the concession regime from 1999 to 2005 in the Foz do Amazonas Basin.
         BP  acquired seismic data in the Santos, Amazonas, Paraná and Foz do Amazonas basins, and drilled seven wells in the Santos and Foz do Amazonas basins.

Further information:

BP press office, London: +44 (0)20 746 4076

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 11 May 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary